November 21, 2025

United States Securities and Exchange Commission

100 F Street N.E.

Washington, DC 20549

RE:	Rule 17g-1 Fidelity Bond Filing

Sit Mutual Funds (the “Funds”)

File Nos. 811-03343, 811-03342, 811-04995, 811-06373, 811-04033

Ladies and Gentlemen:

On behalf of the Sit Mutual Funds referenced above, enclosed herewith for filing pursuant to Rule 17g-1(g) under the Investment Company Act of 1940, are the following documents:

1.	A copy of the resolutions approving the current fidelity bond, which were adopted by the Board, including a majority of the board members thereof who are not “interested persons” (as defined in the Investment Company Act of 1940) of the Fund.

2.	A copy of the Fidelity Bond Agreement between the insured parties: Sit Mutual Funds and SIA Securities Corp.

3.	A copy of the current fidelity bond (the “Bond”) issued by Great American Insurance Group for Sit Mutual Funds.

The premiums for the Bond have been paid for the period from November 1, 2025 to November 1, 2026 and the Bond is written for a $15,000,000 limit of liability.

The amount of a single insured bond which would have been provided had the registered management investment company not been named as an insured under a joint insured bond is as follows:

Registered Investment Company	Minimum Bond Amount as per 17g-1(d)
Sit Mid Cap Growth Fund, Inc.	$600,000
Sit Large Cap Growth Fund, Inc.	$750,000
Sit U.S. Government Securities Fund, Inc.	$600,000
Sit Mutual Funds, Inc.:
Sit International Growth Fund	$300,000
Sit Balanced Fund	$400,000
Sit Developing Markets Growth Fund	$200,000
Sit Small Cap Growth Fund	$525,000
Sit Dividend Growth Fund	$600,000
Sit Global Dividend Growth Fund	$400,000
Sit Small Cap Dividend Growth Fund	$350,000
Sit ESG Growth Fund	$200,000
Sit Mutual Funds II, Inc.:
Sit Tax-Free Income Fund	$525,000
Sit Minnesota Tax-Free Income Fund	$750,000
Sit Quality Income Fund	$525,000

Total Minimum Bond Required	$6,725,000

Please contact the undersigned at 612-359-2558 if you have any questions regarding this filing.

Very truly yours,

Kelly Boston

Staff Attorney